March 10, 2020

Joseph E. Hart
Chief Executive Officer
ADDvantage Technologies Group, Inc.
13757 North Stemmons Freeway
Farmers Branch, Texas 75234

       Re: ADDvantage Technologies Group, Inc.
           Registration Statement on Form S-3
           Filed March 3, 2020
           File No. 333-236859

Dear Mr. Hart:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at (202) 551-3314 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Del L. Gustafson , Esq.